Exhibit 99.55

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

June 17, 2019

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on June 17, 2019 and disseminated on newswires in Canada.

Item 4 -	Summary of Material Change

Prometic announced completion of equity rights offering.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (“Prometic” or the “Corporation”) confirmed the completion of its previously announced equity rights offering, raising aggregate gross proceeds of C$37,998,000 (or the equivalent of US$ 28,357,000) (the “Rights Offering”). Following the Rights Offering, 23,218,813,405 common shares of the Corporation are issued and outstanding.

“We appreciate the financial support of our shareholders, including many of our employees, as we continue to strengthen our financial position to enable an expansion of our R&D efforts,” stated Kenneth Galbraith, Chief Executive Officer of Prometic. “We look forward to reporting further progress on our R&D and business activities to our shareholders in the months ahead, including the completion of the filing of our registration statement to list our common shares for trading on NASDAQ.”

Together with the prior equity transaction completed in April 2019 with the participation of Structured Alpha LP and Consonance Capital Management, the Company has now raised new equity under the restructuring transaction resulting in combined gross proceeds of approximately C$ 112.5 million (or the equivalent of US$ 85 million) to fund the Corporation’s ongoing and expanded research and development program, further strengthen and expand its intellectual property portfolio and for general working capital. More specifically, Prometic will use the gross proceeds of the Rights Offering to finance ongoing operations which include the plasma-derived therapeutics segment, small molecule therapeutics segment and corporate functions. Considering Prometic has significant short-term liquidity requirements, it intends to spend the available funds as stated and may reallocate funds only for sound business reasons. Further information is available under the section “How will we use the available funds?” of the Rights Offering Circular dated May 24, 2019.

Pursuant to the Rights Offering, an aggregate of 2,498,207,953 common shares were issued out of a maximum offering of 4,931,554,664 common shares. Structured Alpha LP, the Corporation’s control person, as well as existing shareholder, Consonance Capital Management, did not exercise any of their rights under the Rights Offering, and therefore all rights exercised were fully allocated. No common shares were issued under any stand-by commitment. Prometic has not retained any dealers to organize or participate in the solicitation of the exercise of rights under the Rights Offering and it does not intend to pay any fees or commissions relating to the solicitation of the exercise of rights in connection with the Rights Offering.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Operating Officer, North America,

Chief Legal Officer and Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

June 18, 2019

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Operating Officer, North America, Chief Legal Officer and Corporate Secretary